

Mail Stop 3561

October 25, 2006

Via U.S. Mail and Fax (602) 437-3781
Malcolm C. Persen
Chief Financial Officer
Radyne Corporation
3138 East Elwood Street
Phoenix, AZ 85034

      RE: **Radyne Corporation**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 16, 2006

              Form 10-Q for the quarters ended March 31 and June 30, 2006
              File No. 0-11685

Dear Mr. Persen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director